Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd.,
Announces it is in Advanced Stages Leading up to Entry
into a Financing Agreement
in connection with Renewable Energy Projects in the United States

Singapore, August 23, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on August 23, 2023 that certain entities in the CPV group (which is owned by CPV Group LP, in which OPC has a 70% interest) are in the advanced stages leading up to entry into a $370 million financing agreement with lenders including Israeli banking corporations for the purpose of financing the construction and initial operating period of qualifying projects in the field of renewable energy in the United States. CPV’s Maple Hill and Stagecoach projects are qualifying projects, and CPV’s Backbone project is expected to meet the criteria set for a qualifying project during the first half of 2024.

The total amount to be provided under the facility is $370 million, of which (i) $181 million is expected to be advanced for the financing of the projects’ construction and their initial commercial operating period, (ii) $39 million is expected to be advanced for the provision of letters of credit to projects, and (iii) $150 million is expected to be advanced as a bridge loan to projects after engagement with a “tax equity partner”.

The financing agreement is expected to contain conditions for drawing, including minimum equity, meeting certain ratios and other conditions. The loans for construction may be converted into loans to finance the initial commercial operating period if certain conditions are met.

The loan under the financing agreement is expected to bear annual interest based on SOFR plus a margin for loans for financing of construction of 2% (and if such loans are converted to financing the initial operating period, a margin of 2.75%); and for bridge financing of 1.25%.  The financing agreement is expected to provide for letters of credit to be issued subject to customary annual issuance fees.  The financing agreement is expected to further provide for customary facility fees in respect of unutilized amounts.

Principal amounts are expected to be repayable according to an amortization schedule and the financing agreement is expected to contain cash sweep provisions.  The loan is expected to mature upon the earlier of 4 years after the date the financing agreement is executed and one year after the operating date of the third qualifying project.

The financing agreement is expected to contain standard events of default including a cross default provision between the projects.

The three projects are expected to be pledged to secure the financing agreement. CPV Group is expected to provide a guarantee to secure certain undertakings in connection with the financing agreement.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the financing agreement which CPV Group has announced is in advance stages leading up to execution including the expected terms thereof and the expectation that the Backbone project will become a qualifying project. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the financing agreement, including the risk that CPV Group does not enter into the financing agreement on the terms described herein or at all, risks relating to the final terms of the agreement and the CPV Group’s ability to meeting the conditions and covenants under the agreement and other risks including those risks set forth in Kenon’s most recent annual report on form 20-F filed with US Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.